CANNON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:	
Cash	$ 165,533
Accounts receivable	122,971
Other	1,921
TOTAL	$ 290,425

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 3,954
Accounts payable - related party	39,755
Commissions payable	61,486
Total current liabilities	105,195
SHAREHOLDERS' EQUITY:	
Common stock	50,000
Additional paid-in capital	20,000
Treasury stock	(50,000)
Retained earnings	165,230
Total shareholders' equity	185,230
TOTAL	$ 290,425

See notes to financial statements and report of independent registered public accounting firm.